

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

Gregor McMillan
Barclays International Treasury – Head of Capital Markets Execution
BARCLAYS BANK PLC
745 Seventh Avenue
New York, New York 10019

> **Re: BARCLAYS BANK PLC**
> **Registration Statement on Form F-3**
> **Filed June 14, 2019**
> **File No. 333-232144**

Dear Mr. McMillan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services